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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------



                                   F O R M 6-K

                      Pursuant to Section 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of May 2001



                                 RADVISION LTD.
                              (Name of Registrant)




                 24 Raoul Wallenberg St., Tel Aviv 69719 Israel
                     (Address of Principal Executive Office)


     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                        Form 20-F X        Form 40-F __


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes __             No  X


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




                                 RADVISION LTD.





6-K Items

1. RADVision Ltd. Press Release dated May 21, 2001 re Samsung Electronics Integrates RADVISION's H.323 Enabling Technology into New Voice Over IP Products.

2. RADVision Ltd. Press Release dated May 23, 2001 re RADVISION Hosts Worldwide Technology Seminars: Tools and Solutions for Next-Generation Networks.

                                                                          ITEM 1

Contact:

David Seligman               Sandra Fathi
CFO                          Dir. Corporate Communications
RADVISION                    RADVISION
Tel: +972.3.645.5446         Tel: 201.529.4300 x 301
cfo@radvision.com            sfathi@radvision.com


Jody Burfening/Sanjay Hurry
Investor Relations
Lippert/Heilshorn & Associates
Tel: 212.838.3777
jbs@lhai.com


    Samsung Electronics Integrates RADVISION's H.323 Enabling Technology into
                           New Voice Over IP Products
          RADVISION'S LEADING H.323 TECHNOLOGY ENHANCES BROAD RANGE OF
               SAMSUNG ELECTRONICS' CORPORATE LEVEL APPLICATIONS

Tel Aviv, Israel, May 21, 2001 --RADVISION (NASDAQ:RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced that Samsung Electronics, the leading manufacturer of applications solutions, will be integrating RADVISION's
H.323 Protocol Toolkit into its major corporate level H.323-based products.

This is an extension of Samsung Electronics' existing umbrella agreement for their VoIP corporate products with RADVISION. The integration of RADVISION's V2oIP software will allow Samsung Electronics to provide carriers, enterprises and developers with breakthrough technology and high-quality, cost-effective products and applications quickly and effectively.

"Samsung is dedicated to developing the worlds best products and services, reinforcing our leading position in digital applications," said Vice President Wonsang Cho of Samsung Electronics. "We choose RADVISION as our technology partner because they uphold a superior product standard and have the same dedication to service excellence."

"As the leading industry providers of V2oIPTM technology, RADVISION is very enthusiastic about expanding our relationship with Samsung Electronics to deliver a new range of world-class, next generation products. Our collaboration reinforces both companies commitment to delivering high performance and highly interoperable IP-based solutions," says Gadi Tamari, CEO of RADVISION.

About H.323 Toolkit

RADVISION's H.323 Protocol Toolkit enables the creation of real-time voice and video H.323 calls over IP networks. The H.323 Protocol Toolkit consists of H.225 RAS, RTP/RTCP and Q.931 Call Signaling. RADVISION also offers optional modules for Annex G for Gatekeeper-to-Gatekeeper Communication, H.235 Security features as well as H.450 Supplemental Services for a more robust solution. Designed to be platform independent, the RADVISION H.323 protocol toolkit is available for numerous operating systems including various UNIX versions, real-time OSs for embedded systems, as well as Windows, including Windows NT and Win CE.

                                    --more--

About Samsung Electronics

Samsung Electronics Co., Ltd., with 1999 sales revenue of US$22.8 billion, is a world leader in the electronics industry. The Korea based company has operations in over 50 countries with 54,000 employees worldwide. The company consists of three main business units: Digital Media, Semiconductors and Information & Communications Businesses. For more information, please visit our website, http://samsungelectronics.com.

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, Megaco, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                                                          ITEM 2

Contact:

David Seligman                Sandra Fathi
Chief Financial Officer       Dir. Corporate Communications
RADVISION                     RADVISION
Tel: +972.3.645.5446          Tel: 201.529.4300 x 301
cfo@radvision.com             sfathi@radvision.com


Jody Burfening/Sanjay Hurry
Investor Relations
Lippert/Heilshorn & Associates
Tel: 212.838.3777
jbs@lhai.com


     RADVISION Hosts Worldwide Technology Seminars: Tools and Solutions for
                            Next-Generation Networks
 RADVISION'S FREE TECHNOLOGY SEMINARS WILL BE HELD IN THE UNITED STATES, EUROPE
                  AND ASIA BEGINNING IN JUNE THROUGH SEPTEMBER

MAHWAH, N.J., May 23, 2001 -- RADVISION (NASDAQ: RVSN), the leading provider of award-winning, industry-standard products and technology for real-time voice and video over IP (V2oIPTM), today announced its worldwide technology seminar series Tools and Solutions for Next-Generation Networks. The free seminars are designed for executives and engineers involved in the development of IP-centric communication products or applications.

The RADVISION seminar series aims to clarify the V2oIP landscape, help companies make the right decision about developing unique IP products or services, present the tools and solutions available for that task and to help identify the benefits and challenges behind product development strategies.

"As a provider of the key underlying IP protocols and developer of our own network infrastructure products, RADVISION is uniquely positioned at the center of the IP communications revolution," said Dr. Michelle Blank, senior vice president of galactic marketing for RADVISION. "These seminars are designed to share our expertise with developers of innovative voice and video over IP products and applications for next-generation networks."

RADVISION's Tools and Solutions for Next-Generation Networks seminars will be held in the following cities:

*    London, England Hilton Heathrow Hotel, June 4, 2001
*    Paris,  France  Sofitel  La Defense  Hotel,  June 5, 2001
*    Munich, Germany  Airport  Municon  Conference  Center,  June 6, 2001
*    Boston,  United States Boston Parker Plaza Hotel, June 26, 2001
*    San Francisco, United States Park Hyatt Hotel, June 28, 2001

Additional seminars in Asia will be held in the following cities in the summer and fall:

*    Taipei, Taiwan
*    Beijing, China
*    Seoul, Korea
*    Tokyo, Japan

More information on the RADVISION seminar series and registration forms can be found at www.radvision.com. Participation is free, however space is limited.

                                    --more--

About RADVISION

RADVISION is a leading provider of products and technology for real-time voice, video, and data communications over packet networks; this includes the Internet and other Internet Protocol (IP) based networks. Recognized universally as the experts in real-time Voice and Video over IP (V2oIP), RADVISION offers the broadest and most complete set of enabling technology and networking systems needed to enable enterprises and service providers to migrate their voice and video communications from traditional telephone networks to new converged networks. Today, hundreds of thousands of end-users around the world communicate over next-generation networks, using IP-centric products and solutions built around RADVISION products and technology. RADVISION's multi-protocol software toolkits for IP communications include: SIP, MEGACO, MGCP, and H.323; RADVISION's V2oIP networking products include: gateways, conferencing bridges, and gatekeeper applications. For more information, please visit our website at: www.radvision.com.

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in demand for products, the timing and amount or cancellation of orders and other risks detailed from time to time in RADVISION's filings with the Securities and Exchange Commission, including RADVISION's Form F-1 registration statement.


                                       ###

V2oIP, and OnLAN are trademarks and viaIP is a service mark of RADVISION Ltd. All other trade names and trademarks appearing herein are owned by their respective holders.

                                   SIGNATURES




     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  RADVISION LTD.
                                                 ----------------
                                                   (Registrant)



                                                   By   /s/David Seligman
                                                        -----------------

                                                       David Seligman
                                                       Chief Financial Officer


Dated: May 25, 2001